May 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Suzanne Hayes, Office of Healthcare & Insurance

Re:	Viela Bio, Inc.
Registration Statement on Form S-1 (File No. 333-238678)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Viela Bio, Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, May 27, 2020, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned further advise that they have complied with and will continue to comply, and that they have been informed that the other prospective underwriters have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
COWEN AND COMPANY, LLC
As representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name:	Chris Rigoli
Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Amit Sinha
Name:	Amit Sinha
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director